FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 21, 2011

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ARGENTINA S.A.

Buenos Aires, Argentina, June 21, 2011.  The management of Petrobras Argentina S.A. (“Petrobras Argentina”) announced today that on June 17, 2011 Petrobras Argentina filed their annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2010 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the companies’ website at www.petrobras.com.ar.  In addition, shareholders may receive a hard copy of the companies’ complete financial statements free of charge by requesting a copy within a reasonable period of time from Alberto Jankowski in the companies’ Investor Relations Office at +(54-11) 4344-6655 or email: alberto.jankowski@petrobras.com.

Any further information or questions regarding the 2010 Annual Report may be obtained by contacting Claudio Martin (claudio.martin@petrobras.com) or Diego Gully (diego.gully@petrobras.com).

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGETINA S.A.

Date: 21/06/2011

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney